SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, January 20, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces a new organizational structure. The changes maintain the focus on revenue generation, leadership in costs, efficiency and the strengthening of management, governance and planning. This new structure, with areas reporting directly to the CEO, Mr. Paulo Kakinoff, will allow the Company to further reinforce its management while valuing and recognizing in-house talent. The positions of the Executive Officers cited below are non-statutory.

As of February 1, 2014, Captain Sérgio Quito will assume the post of Chief Operating Officer, replacing Mr. Adalberto Bogsan, as per resignation announced on January 14, 2014. Captain Quito has occupied the role of GOL’s Operational Safety Office since May 2009. He is also a flight instructor and captain of Boeing 737-700 and Boeing 737-800 Next Generation aircraft since 2004. He is responsible for the Safety, Security and Quality Assurance departments. With more than 18,000 hours of flying experience, he began his career in VARIG in 1973, joining VASP as a pilot in 1980, where he remained for 20 years. He has a degree in International Relations from the Pontifícia Universidade Católica of São Paulo (PUC-SP) and is an Operational Safety Agent qualified by CENIPA (Brazilian Air Force Aeronautical Accident Investigation Center) and a member of IATA’s Safety and Operations Committee (SFO).

The Company informs that in the new structure the following departments will be created: (i) the Sales and Marketing Executive Office, which will be headed by Mr. Eduardo Bernardes. The executive occupies the Company’s Commercial Office since 2007, having begun his career at GOL in February, 2001 as an account manager in the commercial area. He has a degree in Business Administration with an emphasis on Foreign Trade from Faculdade Ibero-Americana and was also responsible for coordinating the opening of GOL’s national and international bases. He is a member of the Board of Directors of UATP (Universal Air Travel Plan); and (ii) the Planning Executive Office, which encompasses the departments of Profitability (Yield management), Network Planning and Aeronautical Asset management, currently headed by Mr. Celso Ferrer. The businessman joined GOL in 2004 and over the course of these 10 years has worked in the Profitability and Network Planning areas, as well as leading the Strategic Planning and Aeronautical Assets areas. Mr. Celso Ferrer is also a pilot of the Boeing 737-700 and Boeing 737-800 Next Generation aircraft. He has a degree in Economics from the Universidade de São Paulo (USP-SP) and in International Relations from the Pontifícia Universidade Católica of São Paulo (PUC-SP).

In addition, in order to further align the Company’s relationship initiatives with employees, the media, regulators, partner airlines, ABEAR (Brazilian Airline Association), governments, legislative power and the third sector, the Institutional Relations Office, under the leadership of Mr. Alberto Fajerman, will incorporate the Corporate Communications, Alliances and Sustainability departments. Mr. Fajerman joined GOL six years ago, having begun his career in the air transport sector in VARIG, where he occupied several positions over the course of 38 years, the last of which being Vice-President of Planning. He has a degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and holds a Master of Air Transport from the Cranfield Institute of Technology.

1	GOL Linhas Aéreas Inteligentes S.A

The changes were defined within the strictest standards of governance, with the active participation of the Board of Directors throughout the entire process.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.